

May 29, 2024

Marc Sirota
Chief Financial Officer
Altice USA, Inc.
1 Court Square West
Long Island City, NY 11101

      Re: Altice USA, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-38126

Dear Marc Sirota:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 50

1. We note you consider Operating Free Cash Flow and Free Cash Flow as "indicators of our financial performance," but the labels suggest they are liquidity measures. Please revise to clarify the nature of the measures and, if they are liquidity measures, disclose how they provide useful information to investors and reconcile Operating Free Cash Flow to net cash provided by operating activities. Alternatively, if Operating Free Cash Flow is a performance measure, tell us how you determined it is appropriate to identify it as Operating Free Cash Flow and explain why there are cash-based adjustments in the calculation of the performance measure. Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 100.05 of the non-GAAP C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology